SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Protalix BioTherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74365A309

(CUSIP Number)

March 18, 2020

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74365A309	13G	Page 2 of 10 Pages

1.	Names of Reporting Persons
Alfred Akirov

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Israel

NUMBER OF SHARES OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power

	6.	Shared Voting Power
3,332,862 shares of Common Stock (including 819,247 shares of Common Stock issuable upon exercise of warrants) (See Item 4)*

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power
3,332,862 shares of Common Stock (including 819,247 shares of Common Stock issuable upon exercise of warrants) (See Item 4)*

9.	Aggregate Amount Beneficially Owned by each Reporting Person
3,332,862 shares of Common Stock (including 819,247 shares of Common Stock issuable upon exercise of warrants) (See Item 4)*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9)
9.99% (See Item 4)*

12.	Type of Reporting Person
IN

*	As more fully described in Item 4, these shares of Common Stock include shares of Common stock that are issuable upon the exercise of outstanding warrants to purchase shares of Common Stock. The warrants are subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blocker.

CUSIP NO. 74365A309	13G	Page 3 of 10 Pages

1.	Names of Reporting Persons
Alrov Properties & Lodgings Ltd.

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Israel

NUMBER OF SHARES OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power

	6.	Shared Voting Power
3,204,578 shares of Common Stock (including 819,247 shares of Common Stock issuable upon exercise of warrants) (See Item 4)*

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power
3,204,578 shares of Common Stock (including 819,247 shares of Common Stock issuable upon exercise of warrants) (See Item 4)*

9.	Aggregate Amount Beneficially Owned by each Reporting Person
3,204,578 shares of Common Stock (including 819,247 shares of Common Stock issuable upon exercise of warrants) (See Item 4)*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9)
9.99% (See Item 4)*

12.	Type of Reporting Person
CO

*	As more fully described in Item 4, these shares of Common Stock include shares of Common Stock that are issuable upon the exercise of outstanding warrants to purchase shares of Common Stock. The warrants are subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blocker.

CUSIP NO. 74365A309	13G	Page 4 of 10 Pages

1.	Names of Reporting Persons
Technorov Holdings (1993) Ltd.

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Israel

NUMBER OF SHARES OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power

	6.	Shared Voting Power
68,604 shares of Common Stock (See Item 4)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power
68,604 shares of Common Stock (See Item 4)

9.	Aggregate Amount Beneficially Owned by each Reporting Person
68,604 shares of Common Stock (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9)
0.21% (See Item 4)*

12.	Type of Reporting Person
CO

CUSIP NO. 74365A309	13G	Page 5 of 10 Pages

1.	Names of Reporting Persons
Alrov Holdings Technologies Ltd.

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Israel

NUMBER OF SHARES OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power

	6.	Shared Voting Power
49,680 shares of Common Stock (See Item 4)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power
49,680 shares of Common Stock (See Item 4)

9.	Aggregate Amount Beneficially Owned by each Reporting Person
49,680 shares of Common Stock (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9)
0.15% (See Item 4)*

12.	Type of Reporting Person
CO

CUSIP NO. 74365A309	13G	Page 6 of 10 Pages

Item 1(a).	Name of Issuer

The name of the Issuer is Protalix BioTherapeutics, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 2 Snunit Street, Science Park, P.O. Box 455, Carmiel 2161401, Israel

Item 2(a).	Name of Person Filing:
Item 2(b).	Address of Principal Business Office or, if none, Residence:
Item 2(c).	Citizenship

This statement is filed by:

(i)	Alfred Akirov

The Alrov Tower

46 Rothschild Blvd.

Tel-Aviv 66883, Israel

Citizenship: Israel

(ii)	Alrov Properties & Lodgings Ltd. (“Alrov Properties”)

The Alrov Tower

46 Rothschild Blvd.

Tel-Aviv 66883, Israel

Citizenship: Israel

(iii)	Technorov Holdings (1993) Ltd. (“Technorov”)

The Alrov Tower

46 Rothschild Blvd.

Tel-Aviv 66883, Israel

Citizenship: Israel

(iv)	Alrov Holdings Technologies Ltd. (“Alrov Technologies”)

The Alrov Tower

46 Rothschild Blvd.

Tel-Aviv 66883, Israel

Citizenship: Israel

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP NUMBER

74365A309

Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b) Or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

CUSIP NO. 74365A309	13G	Page 7 of 10 Pages

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J;

(i)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(K), please specify the type of institution:

_________________________________________

Item 4.	OWNERSHIP.

(a)	Amount beneficially owned:

Alfred Akirov is the majority shareholder, and Chairman of the Board of each of Alrov Properties, which is listed on the Tel Aviv Stock Exchange, and the subsidiaries of Alrov Properties, Technorov and Alrov Technologies, and, accordingly, in the normal course of business has the power to direct the voting and disposition decisions of such entities, all subject to the Israeli law provision in regards to a public company, voting power and disposition decisions. As of the date hereof: (i) Alfred Akirov may be deemed to be the beneficial owner of the 3,332,862 shares of Common Stock held, in the aggregate, by Alrov Properties, Technorov and Alrov Technologies (subject to the Israeli law provisions in regards to a public company) (including 819,247 shares of Common Stock issuable upon the exercise of warrants held by Alrov Properties); (ii) Alrov Properties may be deemed to be the beneficial owner of the 3,204,578 shares of Common Stock (including 819,247 shares of Common Stock issuable upon the exercise of warrants) held by it; (iii) Technorov may be deemed to be the beneficial owner of the 68,604 shares of Common Stock held by it; and (iv) Alrov Technologies may be deemed to be the beneficial owner of the 49,680 shares of Common Stock held by it. The warrants held by Alrov Properties are subject to the 9.99% blocker (as defined in Item 4(b) below), and the beneficial ownership described above gives effect to the blocker.

(b)	Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 32,442,636 shares of Common Stock reported to be outstanding, which is the sum of the (i) 14,838,213 shares outstanding as of March 1, 2020, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2020 and (ii) 17,604,423 shares issued by the Company pursuant to that certain private placement described in the Company’s Current Report on Form 8-K filed with the SEC on March 18, 2020. The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person are based on the total number of outstanding shares of Common Stock of the Issuer and, with respect to Alfred Akirov and Alrov Properties assumes the exercise of the warrants held by Alrov Properties, subject to the 9.99% Blocker.

The warrants held by Alrov Properties include a provision that limits the exercise of the warrants such that the warrant holder cannot exercise the warrants to the extent that the holder would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the “9.99% Blocker”). The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for Alfred Akirov and Alrov Properties give effect to the 9.99% Blocker. Consequently, at this time, Alrov Properties cannot exercise all of the warrants.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock (including the shares of Common Stock issuable upon the exercise of the warrants) held by the other Reporting Persons.

CUSIP NO. 74365A309	13G	Page 8 of 10 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote See Item 4(a) for each Reporting Person

(iii)	Sole power to dispose or to direct the disposition

0

(iv)	Shared power to dispose or to direct the disposition of See Item 4(a) for each Reporting Person

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on behalf of another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 74365A309	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: March 30, 2020

ALFRED AKIROV

/s/ Alfred Akirov

ALROV PROPERTIES & LODGING LTD.

By:	/s/ Alfred Akirov
Name:	Alfred Akirov
Title:	Chairman of the Board

TECHNOROV HOLDINGS (1993) LTD.

By:	/s/ Alfred Akirov
Name:	Alfred Akirov
Title:	Chairman of the Board

ALROV HOLDINGS TECHNOLOGIES LTD.

By:	/s/ Alfred Akirov
Name:	Alfred Akirov
Title:	Chairman of the Board

CUSIP NO. 74365A309	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: March 30, 2020

ALFRED AKIROV

/s/ Alfred Akirov

ALROV PROPERTIES & LODGING LTD.

By:	/s/ Alfred Akirov
Name:	Alfred Akirov
Title:	Chairman of the Board

TECHNOROV HOLDINGS (1993) LTD.

By:	/s/ Alfred Akirov
Name:	Alfred Akirov
Title:	Chairman of the Board

ALROV HOLDINGS TECHNOLOGIES LTD.

By:	/s/ Alfred Akirov
Name:	Alfred Akirov
Title:	Chairman of the Board